Exhibit 99.1

PRESS RELEASE
CRESCENT POINT ANNOUNCES Q1 2017 RESULTS WITH PRODUCTION AHEAD OF GUIDANCE
April 27, 2017 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2017.
KEY HIGHLIGHTS

•	Exceeded first quarter 2017 average production guidance. Expect to revisit 2017 budget after spring break-up.

•	Increased horizontal inventory in the Uinta Basin by 80 additional locations, an increase of approximately 70 percent.

•	Advanced new technologies including the installation of its Injection Control Device ("ICD") waterflood system.

•	Hosting a technical day for investors in May 2017 as part of overall efforts to enhance investor communication.
"Our focus in 2017 continues to be executing our organic growth plan and delivering exit production growth of 10 percent per share,” said Scott Saxberg, president and CEO of Crescent Point. "Our strong first quarter results demonstrate this focus and the success we are achieving within our resource plays.”
OPERATIONAL HIGHLIGHTS

•
Crescent Point achieved average production of 173,329 boe/d ahead of first quarter guidance of 170,000 boe/d. This is an increase of eight percent compared to third quarter 2016, when the Company accelerated its capital program as a result of the success of its new play development.

•
In the Uinta Basin, Crescent Point expanded its horizontal inventory by internally identifying 80 net new Castle Peak horizontal locations during first quarter. The Company now has a total of approximately 200 net horizontal locations in the Castle Peak zone based on spacing of four wells per section. Crescent Point continues to expand the play by testing increased lateral lengths, increasing stages and tonnage per stage, down-spacing and targeting new zones.

•
In the Williston Basin, the Company remains focused on low-risk, high-return infill development and down-spacing programs. The Company's successful step-out drilling program continues to expand the North Dakota Three Forks play across the Canadian border. Crescent Point has approximately 10 years of drilling inventory across multiple zones within the basin.

•
Crescent Point continues to advance its ICD waterflood system following up on the success of its initial pilot in late 2016. At the end of first quarter 2017, over 35 ICD waterflood systems have been installed throughout the Williston Basin and Shaunavon resource plays with additional installations planned after break-up.

FINANCIAL HIGHLIGHTS

•
Funds flow from operations totaled $427.1 million, or $0.78 per share diluted. The Company achieved a payout ratio of 12 percent based on cash dividends paid of $0.09 per share. Based on 2017 guidance, Crescent Point expects to generate a total payout ratio of 91 percent at a WTI price of US$55.00/bbl.

•
The Company spent $465.5 million on drilling and development activities during first quarter, drilling 286 (259.7 net) wells. Approximately $50.0 million of this capital was allocated to wells that were drilled but have not yet been completed. Including land, seismic and facilities, Crescent Point's total capital expenditures were $532.1 million.

•
As part of its risk management program, Crescent Point hedged 3.8 million barrels of oil during first quarter 2017. As at April 24, 2017, 41 percent of the Company's remaining 2017 oil production, net of royalty interest, is hedged at a weighted average market value price of approximately CDN$71.00/bbl. For the first half of 2018, 13 percent of oil production is hedged at a weighted average market value price of approximately CDN$73.00/bbl. Crescent Point also has a significant amount of its natural gas production hedged through 2019 at a weighted average price of CDN$2.87/GJ.

•
During the quarter, the Company completed an acquisition of approximately 8,500 net acres in North Dakota for a total cash consideration of US$100.0 million. The acquired lands are contiguous to Crescent Point's current acreage and provide strong future growth opportunities with approximately 50 net high-quality drilling locations. During the quarter, the Company also entered into an agreement to dispose of 1,100 boe/d of non-operated conventional assets in Manitoba for cash proceeds of $93.2 million. This transaction is expected to close during second quarter 2017.

•
Crescent Point retains a significant amount of liquidity and financial flexibility with no material near-term debt maturities. The Company's covenant-based, unsecured credit facility had unutilized credit capacity of approximately $1.45 billion as at March 31, 2017, not reflecting the asset disposition expected to be completed subsequent to first quarter.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and the Forward-Looking Statements and Reserves Data sections of this news release, respectively.

OUTLOOK
Crescent Point's strong first quarter results position the Company to meet or exceed its 2017 production guidance, which is expected to be revisited following spring break-up.
Crescent Point remains focused on executing its organic growth plan, advancing its new play development and implementing new technologies such as its ICD waterflood system. The Company continues to explore additional disposition opportunities with potential proceeds to be redeployed toward debt reduction or additional growth opportunities.
"We are currently ahead of our budget and targeting exit to exit growth of 10 percent per share in 2017," said Saxberg. "With WTI prices in the mid-US$50 range, we expect to generate a total payout ratio of approximately 91 percent."
Crescent Point's technical expertise and success in applying new technologies remains one of the Company's many differentiating factors that continues to drive its success. Since inception, the Company has drilled approximately 5,000 horizontal wells and applied numerous technologies within its drilling, completions and waterflood programs. This in-house knowledge and accompanying large data set has accelerated the development of Crescent Point's resource plays, including its earlier stage assets in Canada and the United States.
"Crescent Point's success and solid operational results over the past 16 years are a product of the culture and values promoted throughout the organization," said Saxberg. "We focus on creating long-term shareholder value through technological innovation, financial discipline, strong corporate governance, employee and community wellness, environmental stewardship and the promotion of health and safety."
In early May 2017, the Company will host a technical day for investors. This event is expected to provide greater insight into Crescent Point's assets, including its new play development, technical expertise and long-term growth plans.
OPERATIONS REVIEW
First Quarter Operations Highlights and Summary
In first quarter 2017, the Company continued to execute its long-term growth strategy through the development of high-quality, long-life, light and medium oil weighted properties.
The drilling efficiencies that Crescent Point realized in 2016 continued into first quarter 2017. Capital costs on average remained relatively unchanged in comparison to year-end 2016.
DrillingResults
The following table summarizes Crescent Point’s drilling results for the three months ended March 31, 2017:

Three months ended March 31, 2017	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Williston Basin (1)	-	159	-	-	-	159	141.2	100
Southwest Saskatchewan	-	106	-	-	-	106	103.6	100
Uinta Basin (1)	-	14	-	-	-	14	8.2	100
Other	-	7	-	-	-	7	6.7	100
Total	-	286	-	-	-	286	259.7	100

(1)	The net well count is subject to final working interest determination
Williston Basin
During first quarter, the Company drilled 159 (141.2 net) oil wells in the Williston Basin. Crescent Point's development strategy continues to include a combination of low-risk, high-return infill development, step-out drilling to expand economic boundaries and down-spacing to identify new drilling locations. The Company's 2017 step-out program includes the continued expansion of the North Dakota Three Forks resource play across the Canadian border. The program has successfully grown this resource play in multiple directions and continues to advance with the implementation of new completion fluids.
Southwest Saskatchewan
Crescent Point drilled 106 (103.6 net) oil wells during first quarter in southwest Saskatchewan. The Company's development strategy focused on low-risk, high-return infill development in the Shaunavon resource play and the continued testing of its extended reach horizontal program in the Viking resource play. Crescent Point is encouraged by the results of its extended reach program, which provide the potential for additional drilling locations and improved play economics.
As part of its 2017 budget, the Company plans to construct new infrastructure in the Shaunavon area, including a new gas plant to accommodate production growth. Such investments are expected to continue to reduce Crescent Point's operating expenses.
Uinta Basin
During first quarter, the Company increased its horizontal inventory in the Castle Peak zone by internally identifying 80 net new locations based on successful production results, additional core work and refined mapping. Crescent Point's total Castle Peak horizontal inventory now totals approximately 200 net wells based on spacing of four one-mile wells per section.

The Company continued to advance its Castle Peak horizontal program by drilling four net horizontal wells during first quarter. Production results from wells drilled and completed to date continue to support Crescent Point's horizontal Castle Peak type curve, which is expected to generate a 90-day initial production rate of approximately 650 boe/d.
The Company plans for further expansion of the play with improved efficiencies by testing longer lateral wells, increased stage counts and tonnage per stage, down-spacing and drilling in other zones beyond the Castle Peak.
WATERFLOOD UPDATE
Crescent Point's waterflood strategy during 2017 focuses on the continued implementation and testing of its ICD waterflood system, which increased water injectivity in its initial pilot during late 2016.
At the end of first quarter, the Company has installed over 35 ICD waterflood systems in its Williston Basin and Shaunavon resource plays with additional installations planned after break-up. Results from these installations are being monitored throughout the year.
Increased water injectivity and enhanced water distribution is expected to help manage reservoir pressure to improve decline rates and estimated ultimate recoveries. Favourable results provide Crescent Point with the opportunity to transition approximately 270 existing injection wells to the new ICD waterflood system without having to take existing producing wells offline.
The Company continues to advance the unitization of its four initial units in the Bakken waterflood. Crescent Point has also identified additional units within the Viewfield Bakken for future waterflood expansion.
ACQUISITIONS AND DISPOSITIONS
During first quarter, the Company acquired approximately 8,500 net acres contiguous to its core assets in Williams County, North Dakota for a total cash consideration of US$100.0 million. The assets have a high working interest of 76 percent and are primarily undeveloped with approximately 50 net high-quality internally identified drilling locations. This provides Crescent Point with future investment opportunities of approximately US$250 million based on current well costs. The acquired assets are entirely held by production and currently produce approximately 375 boe/d.
Over the last two years, the Company has successfully advanced its North Dakota resource play through down-spacing programs, lower costs, faster drilling days and increasing efficiencies from multi-well pad drilling.
During the quarter, Crescent Point entered into an agreement to dispose of 1,100 boe/d of non-operated conventional assets in Manitoba for cash proceeds of $93.2 million. This transaction is expected to close during second quarter 2017, with proceeds to be directed toward debt reduction.
The Company remains focused on executing its organic growth plan in 2017, which is expected to deliver exit production growth of 10 percent per share. Crescent Point continues to explore disposition opportunities within its asset base with potential proceeds to be redeployed toward debt reduction or to fund any additional potential growth opportunities.
CONFERENCE CALL DETAILS
Crescent Point management will host a conference call on Thursday, April 27, 2017 at 10:00 a.m. MT (12:00 p.m. ET), to discuss the results and outlook for the Company.
Participants can access the conference call by dialing 844-231-0101 or 216-562-0389. Alternatively, to listen to this event online, please enter http://edge.media-server.com/m/p/ihfs4jr6 into any web browser.
For those unable to participate in the conference call at the scheduled time, it will be archived for replay. The replay can be accessed by dialing 855-859-2056 or 404-537-3406 and entering the passcode 94659266. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.
Shareholders and investors can also find Crescent Point's most recent investor presentation on the Company's website.

2017 GUIDANCE
The Company’s guidance for 2017 is as follows:

Production Oil and NGLs (bbls/d) Natural gas (mcf/d)	154,000 108,000
Total average annual production (boe/d)	172,000
Exit production (boe/d)	183,000
Capital expenditures (1) Drilling and development ($ millions) Facilities and seismic ($ millions)	$1,290 $160
Total ($ millions)	$1,450
(1)     The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS

Scott Saxberg
President and Chief Executive Officer
April 27, 2017

The Company's unaudited financial statements and management’s discussion and analysis for the quarter ended March 31, 2017, are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31
(Cdn$ millions except per share and per boe amounts)	2017	2016
Financial
Cash flow from operating activities	416.2	328.1
Funds flow from operations (1)	427.1	378.0
Per share (2)	0.78	0.74
Net income (loss)	119.4	(87.5)
Per share (2)	0.22	(0.17)
Adjusted net earnings (loss) from operations (1)	61.9	(5.2)
Per share (1) (2)	0.11	(0.01)
Dividends declared	49.4	117.9
Per share (2)	0.09	0.23
Payout ratio (%) (1)	12	31
Net debt (1)	3,984.7	4,322.4
Net debt to funds flow from operations (1) (3)	2.5	2.3
Decommissioning and environmental expenditures (4)	9.3	10.8
Weighted average shares outstanding
Basic	544.5	505.7
Diluted	546.2	507.6
Operating
Average daily production
Crude oil (bbls/d)	139,303	143,971
NGLs (bbls/d)	17,061	16,775
Natural gas (mcf/d)	101,791	104,972
Total (boe/d)	173,329	178,241
Average selling prices (5)
Crude oil ($/bbl)	59.02	36.27
NGLs ($/bbl)	25.19	8.49
Natural gas ($/mcf)	3.05	2.04
Total ($/boe)	51.70	31.29
Netback ($/boe)
Oil and gas sales	51.70	31.29
Royalties	(7.29)	(4.45)
Operating expenses	(11.89)	(10.21)
Transportation expenses	(2.12)	(2.22)
Netback before hedging	30.40	14.41
Realized gain on derivatives	0.69	13.08
Netback (1)	31.09	27.49
Capital Expenditures
Capital acquisitions (net) (6)	137.5	8.6
Development capital expenditures (4)
Drilling and development	465.5	269.2
Facilities and seismic	53.8	43.1
Land	12.8	9.5
Total	532.1	321.8

(1)
Funds flow from operations, adjusted net earnings from operations, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.

(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.

(3)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.

(4)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.

(5)	The average selling prices reported are before realized derivatives.

(6)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures
Throughout this press release, the Company uses the terms "funds flow from operations", "funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "net debt", "net debt to funds flow from operations", "netback", "payout ratio" and "total payout ratio". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share - diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Transaction costs are excluded as they vary based on the Company's acquisition activity, and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended March 31
($ millions)	2017	2016
Cash flow from operating activities	416.2	328.1
Changes in non-cash working capital	1.6	45.3
Transaction costs	0.5	0.3
Decommissioning expenditures	8.8	4.3
Funds flow from operations	427.1	378.0
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries on property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2017	2016
Net income (loss)	119.4	(87.5)
Amortization of E&E undeveloped land	31.0	50.3
Unrealized derivative (gains) losses	(89.1)	298.6
Unrealized foreign exchange gain on translation of hedged US dollar long-term debt	(22.9)	(230.5)
Unrealized (gain) loss on long-term investments	3.2	(2.1)
Deferred tax relating to adjustments	20.3	(34.0)
Adjusted net earnings (loss) from operations	61.9	(5.2)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2017	March 31, 2016
Long-term debt (1)	4,183.4	4,444.8
Accounts payable and accrued liabilities	642.1	499.2
Dividends payable	16.5	15.2
Cash	(85.8)	(25.1)
Accounts receivable	(330.3)	(269.0)
Prepaids and deposits	(10.9)	(9.6)
Long-term investments	(32.6)	(32.4)
Excludes:
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(397.7)	(300.7)
Net debt	3,984.7	4,322.4
(1) Includes current portion of long-term debt.
Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of netback is shown in the Financial and Operating Highlights section in this press release.
Payout ratio is calculated on a percentage basis as dividends declared divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.
Total payout ratio is calculated on a percentage basis as development capital expenditures and dividends declared divided by funds flow from operations. Total payout ratio is used by management to monitor the Company's capital reinvestment and dividend policy, as a percentage of the amount of funds flow from operations.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Forward-Looking Statements and Other Matters
Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.
In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the Company's focus on organic growth and targeting exit to exit production growth of 10 percent per share; continued expansion of the Uinta Basin play by testing increased lateral lengths, increased stages and tonnage per stage, down-spacing and targeting additional zones beyond Castle Peak; Crescent Point's areas of focus and drilling inventory in the Williston Basin; the Company’s plans to continue to advance its ICD waterflood systems, including planned installations following break-up; the Company's estimated total payout ratio in 2017 at WTI prices in the mid-US$50 range; the potential growth associated with 8,500 net acres acquired in North Dakota; the expected closing time for the sale of Manitoba assets; the positioning of the Company to meet or exceed its 2017 production guidance; the Company’s plans to revisit its production guidance following spring break-up; the Company’s plans to continue to explore additional non-core disposition opportunities within its assets base and the potential uses for the proceeds therefrom; the Company’s plan to hold a technical day for investors in May 2017 to provide greater insight into the Company's largest core assets; the Company’s development strategies for the Williston Basin, Southwest Saskatchewan and the Uinta Basin; new infrastructure plans in the Shaunavon area and the expected impact such plans will have on operating expenses; the expected results the Company's Castle Peak horizontal program, the horizontal Castle Peak type curve and the expected 90-day initial production rate of such wells; plans to further expand the Uinta Basin play with improved efficiencies and how such efficiencies are expected to be achieved; the Company’s 2017 waterflood strategy; the Company’s expectation that production results from newly installed ICD waterflood systems will be monitored throughout the year; the expectation that increased water injectivity and enhanced water distribution will help manage reservoir pressure to improve decline rates and estimated ultimate recoveries; the investment opportunities associated with the Company’s first quarter North Dakota acquisition based on current well costs; the expected use of the proceeds from the disposition of assets in Manitoba; the expectation that using the ICD waterflood technology will allow existing injectors to become candidates for additional injector conversions without the need to take existing producing wells offline; and the Company’s guidance for 2017.
Approximately 200 net Castle Peak horizontal locations are internally identified, of which approximately 13 net are proved and probable locations as independently evaluated by GLJ Petroleum Consultants Limited as of December 31, 2016. The remaining net locations are internally identified locations that are unbooked. Approximately 80 net new Castle Peak horizontal locations were internally identified during first quarter 2017, all of which are currently unbooked. Approximately 50 net locations in Williams County, ND are internally identified, of which approximately 10 net are proved locations as independently evaluated by GLJ Petroleum Consultants Ltd. as of January 31, 2017.
All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form for the year ended December 31, 2016 under "Risk Factors," in our Management’s Discussion and Analysis for the year ended December 31, 2016, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended March 31, 2017 under “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2016, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management’s Discussion and Analysis for the quarter ended March 31, 2017 under the headings “Derivatives”, “Liquidity and Capital Resources”, “Changes in Accounting Policy” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.
Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.
FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations
Telephone: (403) 693-0020        Toll-free (US & Canada): 888-693-0020
Fax:      (403) 693-0070         Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1